SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 8, 2012

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report contains Interxion Holding N.V.’s (1) third quarter 2012 earnings press release; (2) interim report for the three-month and nine-month periods ended 30 September 2012 and (3) presentation materials to be used during a conference call with investors on 8 November 2012. The interim report was prepared in accordance with the requirements of the indenture dated as of 12 February 2010 among Interxion Holding N.V., Interxion Nederland B.V., Interxion HeadQuarters B.V., Interxion Carrier Hotel (UK) Ltd and Interxion Deutschland GmbH, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A. and Barclays Bank PLC.

Exhibit

99.1	The press release “Interxion Reports Third Quarter 2012 Results”, dated 8 November 2012.

99.2	Interim report for the three-month and nine-month periods ended 30 September 2012.

99.3	Presentation materials to be used during a conference call with investors on 8 November 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: November 8, 2012